Exhibit 99.1

RLX Technology Announces Unaudited Second Quarter 2023 Financial Results

BEIJING, August 18, 2023 /PRNEWSWIRE/ - RLX Technology Inc. ("RLX Technology" or the "Company") (NYSE: RLX), a leading branded e-vapor company in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial Highlights

●	Net revenues were RMB378.1 million (US$52.1 million) in the second quarter of 2023, compared with RMB2,233.9 million in the same period of 2022.
●	Gross margin was 26.1% in the second quarter of 2023, compared with 43.8% in the same period of 2022.
●	U.S. GAAP net income was RMB204.7 million (US$28.2 million) in the second quarter of 2023, compared with U.S. GAAP net income of RMB441.6 million in the same period of 2022.
●	Non-GAAP net income[1] was RMB86.2 million (US$11.9 million) in the second quarter of 2023, compared with RMB634.7 million in the same period of 2022.

"During the second quarter of 2023, we continued to firmly execute our core strategy amid the challenging market environment," said Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors, and CEO of RLX Technology. "Specifically, we remained dedicated to offering compliant, high-quality products while developing new products to meet users' evolving needs. Though the recent resurgence of illegal products has had a lingering impact on our sales, we believe the impact will be temporary rather than a major trend that could derail our recovery trajectory. As a trusted e-vapor brand for adult smokers, we remain confident that, supported by regulatory oversight, our premium products will continue to win users' trust and gradually supplant inferior and harmful illegal products. Moving forward, we will continue prioritizing product innovation, harm reduction, and quality control initiatives while further enhancing our product portfolio as we strive to create sustainable value for all stakeholders."

Mr. Chao Lu, Chief Financial Officer of RLX Technology, commented, "In light of the external challenges, especially the disruptions from illegal products, we deepened our focus on efficiency and profitability improvement during the second quarter. Thanks to our supply chain optimizations and product design enhancements, our topline improved sequentially to RMB378.1 million, and our gross margin rebounded by 1.9 percentage points from the first quarter of 2023. We also strengthened cost control, which helped significantly narrow our non-GAAP operating loss. Notably, our operating cash flow turned positive for the first time since the new regulations were enacted. We believe our strong cash position will continue to support us in navigating the evolving markets, and we will pursue further gains in cost optimization and efficiency improvement to accelerate the pace of recovery."

Second Quarter 2023 Financial Results

Net revenues were RMB378.1 million (US$52.1 million) in the second quarter of 2023, compared with RMB2,233.9 million in the same period of 2022. The decrease was primarily due to the discontinuation of our older products and the negative impact of illegal products in the market after regulators' special action ended in April, which disrupted users' adoption of our new products that comply with national standards.

Gross profit was RMB98.5 million (US$13.6 million) in the second quarter of 2023, compared with RMB977.9 million in the same period of 2022.

Gross margin was 26.1% in the second quarter of 2023, compared with 43.8% in the same period of 2022. The decrease was primarily due to the imposition of a 36% excise tax which came into effect on November 1, 2022.

1 Non-GAAP net income is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Operating expenses were RMB47.2 million (US$6.5 million) in the second quarter of 2023, compared with RMB530.9 million in the same period of 2022. The decrease was primarily due to the change in share-based compensation expenses, which were positive RMB118.5 million (US$16.3 million) in the second quarter of 2023, compared with RMB193.2 million in the same period of 2022. The change in share-based compensation expenses consisted of (i) positive RMB15.3 million (US$2.1 million) recognized in selling expenses, (ii) positive RMB90.9 million (US$12.5 million) recognized in general and administrative expenses, and (iii) positive RMB12.2 million (US$1.7 million) recognized in research and development expenses. The change in share-based compensation expenses was primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees affected by the fluctuations of the Company's share price.

Selling expenses were RMB45.2 million (US$6.2 million) in the second quarter of 2023, compared with RMB122.6 million in the same period of 2022, primarily due to the decrease in share-based compensation expenses.

General and administrative expenses were positive RMB41.4 million (US$5.7 million) in the second quarter of 2023, compared with RMB290.7 million in the same period of 2022, mainly driven by the fluctuation of share-based compensation expenses.

Research and development expenses were RMB43.3 million (US$6.0 million) in the second quarter of 2023, compared with RMB117.6 million in the same period of 2022, mainly driven by the decrease in share-based compensation expenses.

Income from operations was RMB51.4 million (US$7.1 million) in the second quarter of 2023, compared with RMB446.9 million in the same period of 2022.

Income tax expense was RMB51.5 million (US$7.1 million) in the second quarter of 2023, compared with RMB204.3 million in the same period of 2022.

U.S. GAAP net income was RMB204.7 million (US$28.2 million) in the second quarter of 2023, compared with RMB441.6 million in the same period of 2022.

Non-GAAP net income was RMB86.2 million (US$11.9 million) in the second quarter of 2023, compared with RMB634.7 million in the same period of 2022.

U.S. GAAP basic and diluted net income per American depositary share ("ADS") were RMB0.154 (US$0.021) and RMB0.150 (US$0.021) in the second quarter of 2023, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.348 and RMB0.347, respectively, in the same period of 2022.

Non-GAAP basic and diluted net income per ADS2 were RMB0.064 (US$0.009) and RMB0.062 (US$0.009), respectively, in the second quarter of 2023, compared with non-GAAP basic and diluted net income per ADS of RMB0.494 and RMB0.492, respectively, in the same period of 2022.

Balance Sheet and Cash Flow

As of June 30, 2023, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, long-term bank deposits, net and long-term investment securities, net of RMB15,786.6 million (US$2,177.1 million), compared with RMB15,369.2 million as of March 31, 2023. For the second quarter ended June 30, 2023, net cash generated from operating activities was RMB41.3 million (US$5.7 million).

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 18, 2023 (8:00 PM Beijing/Hong Kong Time on August 18, 2023).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	3325354

Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for "RLX Technology Inc." with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until August 25, 2023, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	5550144

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading branded e-vapor company in China. The Company leverages its strong in-house technology, product development capabilities, and in-depth insights into adult smokers' needs to develop superior e-vapor products.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2513 to US$1.00, the exchange rate on June 30, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" and similar statements. Among other things, quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward- looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in China's e-vapor market; changes in its revenues and certain cost or expense items; PRC governmental policies, laws and regulations relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Capital Markets

Sam Tsang

Email: ir@relxtech.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

Piacente Financial Communications.

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

 RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,268,512	1,761,694	242,949
Restricted cash	20,574	15,750	2,172
Short-term bank deposits, net	7,084,879	5,221,295	720,049
Receivables from online payment platforms	3,000	4,948	682
Short-term investments	2,434,864	2,210,005	304,774
Accounts and notes receivable, net	51,381	87,412	12,055
Inventories	130,901	90,178	12,436
Amounts due from related parties	5,112	38,352	5,289
Prepayments and other current assets, net	198,932	397,337	54,795
Total current assets	11,198,155	9,826,971	1,355,201

Non-current assets:
Property, equipment and leasehold improvement, net	87,871	78,755	10,861
Intangible assets, net	7,552	6,977	962
Long-term investments, net	8,000	8,000	1,103
Deferred tax assets, net	63,894	63,894	8,812
Right-of-use assets, net	75,008	79,710	10,993
Long-term bank deposits, net	1,515,428	2,306,679	318,106
Long-term investment securities, net	3,409,458	4,271,197	589,025
Other non-current assets, net	13,458	8,029	1,107
Total non-current assets	5,180,669	6,823,241	940,969
Total assets	16,378,824	16,650,212	2,296,170

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	269,346	132,193	18,230
Contract liabilities	75,226	94,531	13,036
Salary and welfare benefits payable	127,749	94,050	12,970
Taxes payable	109,676	82,290	11,348
Amounts due to related parties	423	-	-
Accrued expenses and other current liabilities	161,455	120,058	16,557
Lease liabilities - current portion	45,955	49,286	6,797
Total current liabilities	789,830	572,408	78,938

Non-current liabilities:
Deferred tax liabilities	8,653	8,653	1,193
Lease liabilities - non-current portion	39,968	38,878	5,361
Total non-current liabilities	48,621	47,531	6,554
Total liabilities	838,451	619,939	85,492

Shareholders' Equity:
Total RLX Technology Inc. shareholders' equity	15,569,060	16,056,370	2,214,279
Noncontrolling interests	(28,687)	(26,097)	(3,601)
Total shareholders' equity	15,540,373	16,030,273	2,210,678

Total liabilities and shareholders' equity	16,378,824	16,650,212	2,296,170

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	2,233,893	188,877	378,123	52,146	3,948,343	567,000	78,193
Cost of revenues	(1,256,010)	(78,693)	(171,733)	(23,683)	(2,313,457)	(250,426)	(34,535)
Excise tax on products	-	(64,458)	(107,853)	(14,874)	-	(172,311)	(23,763)
Gross profit	977,883	45,726	98,537	13,589	1,634,886	144,263	19,895

Operating expenses:
Selling expenses	(122,634)	(85,761)	(45,226)	(6,237)	(198,581)	(130,987)	(18,064)
General and administrative expenses	(290,745)	(256,504)	41,368	5,705	(224,350)	(215,136)	(29,669)
Research and development expenses	(117,567)	(76,682)	(43,317)	(5,974)	(141,574)	(119,999)	(16,549)
Total operating expenses	(530,946)	(418,947)	(47,175)	(6,506)	(564,505)	(466,122)	(64,282)

Income/(loss) from operations	446,937	(373,221)	51,362	7,083	1,070,381	(321,859)	(44,387)

Other income：
Interest income, net	42,724	148,803	162,888	22,463	69,875	311,691	42,984
Investment income	40,631	21,385	20,588	2,839	72,870	41,973	5,788
Others, net	115,586	129,157	21,380	2,948	232,443	150,537	20,760
Income/(loss) before income tax	645,878	(73,876)	256,218	35,333	1,445,569	182,342	25,145
Income tax (expense)/benefit	(204,316)	17,571	(51,502)	(7,102)	(316,952)	(33,931)	(4,679)
Net income/(loss)	441,562	(56,305)	204,716	28,231	1,128,617	148,411	20,466
Less: net (loss)/income attributable to noncontrolling interests	(19,499)	661	1,929	266	(37,725)	2,590	357
Net income/(loss) attributable to RLX Technology Inc.	461,061	(56,966)	202,787	27,965	1,166,342	145,821	20,109
Other comprehensive loss:
Foreign currency translation adjustments	580,438	(148,096)	563,078	77,652	534,614	414,982	57,229
Unrealized income on long-term investment securities	-	2,873	5,539	764	-	8,412	1,160
Total other comprehensive income/(loss)	580,438	(145,223)	568,617	78,416	534,614	423,394	58,389
Total comprehensive income/(loss)	1,022,000	(201,528)	773,333	106,647	1,663,231	571,805	78,855
Less: total comprehensive (loss)/income attributable to noncontrolling interests	(19,499)	661	1,929	266	(37,725)	2,590	357
Total comprehensive income/(loss) attributable to RLX Technology Inc.	1,041,499	(202,189)	771,404	106,381	1,700,956	569,215	78,498

Net income/(loss) per ordinary share/ADS
Basic	0.348	(0.043)	0.154	0.021	0.877	0.111	0.015
Diluted	0.347	(0.043)	0.150	0.021	0.867	0.108	0.015

Weighted average number of ordinary shares/ADSs
Basic	1,323,877,777	1,316,798,713	1,318,628,588	1,318,628,588	1,329,964,500	1,317,718,705	1,317,718,705
Diluted	1,330,060,097	1,316,798,713	1,353,296,802	1,353,296,802	1,345,014,312	1,348,021,483	1,348,021,483

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss)	441,562	(56,305)	204,716	28,231	1,128,617	148,411	20,466
Add: share-based compensation expenses
Selling expenses	17,896	23,955	(15,338)	(2,115)	(24,043)	8,617	1,188
General and administrative expenses	151,069	201,343	(90,923)	(12,539)	(79,018)	110,420	15,228
Research and development expenses	24,213	14,654	(12,229)	(1,686)	(28,998)	2,425	334
Non-GAAP net income	634,740	183,647	86,226	11,891	996,558	269,873	37,216

Net income/(loss) attributable to RLX Technology Inc.	461,061	(56,966)	202,787	27,965	1,166,342	145,821	20,109
Add: share-based compensation expenses	193,178	239,952	(118,490)	(16,340)	(132,059)	121,462	16,750
Non-GAAP net income attributable to RLX Technology Inc.	654,239	182,986	84,297	11,625	1,034,283	267,283	36,859

Non-GAAP net income per ordinary share/ADS
- Basic	0.494	0.139	0.064	0.009	0.778	0.203	0.028
- Diluted	0.492	0.136	0.062	0.009	0.769	0.198	0.027
Weighted average number of ordinary shares/ADSs
- Basic	1,323,877,777	1,316,798,713	1,318,628,588	1,318,628,588	1,329,964,500	1,317,718,705	1,317,718,705
- Diluted	1,330,060,097	1,345,828,279	1,353,296,802	1,353,296,802	1,345,014,312	1,348,021,483	1,348,021,483

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2022	2023	2023	2023	2022	2023	2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from/(used in) operating activities	1,444,388	(230,686)	41,339	5,701	1,752,557	(189,347)	(26,112)
Net cash (used in)/generated from investing activities	(4,145,885)	381,954	431,683	59,532	(5,096,649)	813,637	112,206
Net cash (used in)/generated from financing activities	(145,189)	4,346	(199,080)	(27,454)	(306,801)	(194,734)	(26,855)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	171,597	10,409	48,393	6,673	151,041	58,802	8,109
Net (decrease)/increase in cash and cash equivalents and restricted cash	(2,675,089)	166,023	322,335	44,452	(3,499,852)	488,358	67,348
Cash, cash equivalents and restricted cash at the beginning of the period	4,384,704	1,289,086	1,455,109	200,669	5,209,467	1,289,086	177,773
Cash, cash equivalents and restricted cash at the end of the period	1,709,615	1,455,109	1,777,444	245,121	1,709,615	1,777,444	245,121